UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 26, 2016

PACIFIC CONTINENTAL CORPORATION

(Exact name of registrant as specified in its charter)

Oregon	000-30106	93-1269184
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 West 7th Avenue

Eugene, Oregon 97401

(Address of principal executive offices) (Zip Code)

Tel. (541) 686-8685

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On April 26, 2016, Pacific Continental Corporation, Eugene, Oregon (“PCBK”) and its subsidiary, Pacific Continental Bank (“PCB”), entered into an Agreement and Plan of Merger (the “Agreement”), with Foundation Bancorp, Inc. (“Foundation”), and its wholly-owned subsidiary, Foundation Bank, a Washington state-chartered bank (“Foundation Bank”), pursuant to which PCBK will acquire Foundation and Foundation Bank.

Subject to the terms and conditions of the Agreement, which has been approved by the board of directors of each party thereto, Foundation will be merged with and into PCBK, with PCBK as the surviving corporation (the “Merger”). Thereafter, pursuant to the terms of the plan of bank merger to be entered into by PCB and Foundation Bank, Foundation Bank will be merged with and into PCB, with PCB surviving.

Subject to the terms and conditions of the Agreement, upon the effectiveness of the Merger, each outstanding share of Foundation common stock will be converted into the right to receive, without interest, either (i) 0.7911 shares of PCBK common stock, or (ii) $12.50 in cash, subject to the payment of cash in lieu of fractional shares and customary adjustment, election and allocation procedures, if necessary to assure that the aggregate cash consideration paid is approximately $19.3 million, subject to potential adjustment. Foundation preferred stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Merger consideration with respect to 1,500,000 shares of Foundation common stock, together with cumulative cash dividends payable to such holders.

The Agreement also provides, among other things, that, effective upon the closing of the Merger, PCBK shall expand the size of its Board of Directors by two seats and designate two Foundation representatives to serve on the Board of Directors of PCBK and PCB.

The boards of directors of each company have unanimously approved this transaction. Completion of the transaction is subject to customary closing conditions, including receipt of bank regulatory approvals and the approval of Foundation’s common and preferred shareholders. The transaction is expected to close by the end of the third quarter of 2016.

The Agreement contains customary representations, warranties and covenants of the parties. The Agreement contains certain termination rights for both PCBK and Foundation, and further provides that, upon termination of the Agreement upon specified circumstances, Foundation may be required to pay PCBK, or PCBK may be required to pay Foundation, a termination fee of $2,000,000.

In connection with the Agreement, PCBK also entered into a Voting and Non-Competition Agreement with each of the directors and certain executive officers of Foundation. Each Voting and Non-Competition Agreement will be effective upon the Closing of the Merger and includes certain non-competition covenants for a period of up to two years following the completion of the Merger. In addition, each signatory of a Voting and Non-Competition Agreement, solely in his or her capacity as a shareholder of Foundation, agreed to vote his or her shares of Foundation common stock in favor of the Merger and against alternative transactions.

Concurrently with entering into the Agreement, PCBK entered into a Voting Agreement with certain executive officers of Foundation, Castle Creek Capital Partners V, L.P. and Thomas Ellison, solely in his, her or its capacity as a shareholder of Foundation, pursuant to which each agreed to vote their shares of Foundation common stock or Foundation preferred stock, as appropriate, in favor of the Merger and against alternative transactions.

The foregoing is not a complete description of the Agreement, the form of Voting and Non-Competition Agreement or the form of Voting Agreement, and is qualified in its entirety by reference to the full text of these agreements, which are filed as Exhibits 2.1, 99.1 and 99.2 hereto and are incorporated herein by reference.

The Agreement and the above description of the Agreement have been included to provide investors and security holders with information regarding the terms of the Agreement and the transactions contemplated thereby. The Agreement and the above description are not intended to provide any other factual information about PCBK, Foundation, or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Agreement were made only for purposes of the Agreement and as of specific dates; were solely for the benefit of the parties to the Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them rather than establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of PCBK, Foundation, or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures by PCBK or Foundation. Accordingly, investors should read the representations and warranties in the Agreement not in isolation, but only in conjunction with the other information about PCBK or Foundation and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Additional Information

This communication is being made in respect of the proposed merger transaction involving PCBK and Foundation. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed merger transaction, PCBK will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Foundation, and a Prospectus of PCBK, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about PCBK and Foundation, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from PCBK at www.therightbank.com under the tab “Investor Relations” and then under the heading “Financials – SEC Filings”, or from PCBK’s Investor Relations, by calling 541-686-8685.

PCBK and Foundation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Foundation in connection with the proposed merger. Information about the directors and executive officers of PCBK is set forth in the proxy statement for PCBK’s 2016 annual meeting of shareholders, as filed with the SEC on

Schedule 14A on March 15, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available. Copies of these documents may be obtained free of charge from the sources described above.

Forward-Looking Statement Safe Harbor

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving PCBK and Foundation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, expectations regarding the timing of the closing of the transaction and its impact on PCBK’s earnings, expectations regarding pro forma combined assets, loans and deposits and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which PCBK and Foundation operate; the ability to promptly and effectively integrate the businesses of PCB and Foundation Bank; the reaction to the transaction of the companies’ customers, employees, and counterparties; and the diversion of management time on merger-related issues. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. PCBK undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this release. This statement is included for the express purpose of invoking PSLRA’s safe harbor provisions.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

2.1	Agreement and Plan of Merger, dated as of April 26, 2016, by and among Pacific Continental Corporation, Pacific Continental Bank, Foundation Bancorp, Inc. and Foundation Bank.

99.1	Form of Voting and Non-Competition Agreement, dated as of April 26, 2016, by and between Pacific Continental Corporation and the directors and certain executive officers of Foundation Bancorp, Inc.

99.2	Form of Voting Agreement, dated as of April 26, 2016, by and between Pacific Continental Corporation and certain executive officers and shareholders of Foundation Bancorp, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 28, 2016

PACIFIC CONTINENTAL CORPORATION

By:	/s/ Richard R. Sawyer
Richard R. Sawyer
Executive Vice President
Chief Financial Officer